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January 8, 2018

Re:	X Financial Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Dear Sir/Madam,

On behalf of X Financial (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States by the Company of the Company’s American Depositary Shares (“ADSs”) representing its Class A Ordinary Shares. The ADSs are expected to be listed on the New York Stock Exchange. Subject to market conditions and the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company expects to file a preliminary prospectus with a price range in June 2018 and commence the offer shortly thereafter. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company confirms that it is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”) and that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act. In accordance with the procedures of the Commission for emerging growth companies, the enclosed draft Registration Statement is being submitted to the Staff in draft form and on a confidential basis.

The Company advises the Staff that it includes its financial statements for the year ended December 31, 2016 and the six months ended June 30, 2017 in the draft Registration Statement, and that the financial statements for the six months ended June 30, 2016 are omitted from the draft Registration Statement because the Company reasonably believes the financial statements for the six months ended June 30, 2016 will not be required at the time of its contemplated offering.

If you have any questions regarding this submission, please contact Li He at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Ran Li at +86-10-8567-5013  (ran.li@davispolk.com),

An affiliate of Davis Polk & Wardwell LLP with offices in:

New York	Menlo Park	Washington DC	London	Paris	Madrid	Tokyo	Beijing

or Rex Chen of Deloitte Touche Tohmastu Certified Public Accountants LLP at +86-21-6141-2061 (rexchen@deloitte.com.cn).

Yours sincerely,

/s/ Li He

Li He

cc:

Mr. Yue (Justin) Tang, Chief Executive Officer
Mr. Jie (Kevin) Zhang, Chief Financial Officer
X Financial

Mr. Weiheng Chen,  Esq.

Ms. Dan Ouyang, Esq.
Wilson Sonsini Goodrich & Rosati

Mr. Rex Chen, Partner
Deloitte Touche Tohmastu Certified Public Accountants LLP